

June 16, 2010

William B. Chiasson
President
LeapFrog Enterprises, Inc.
6401 Hollis Street
Emeryville, CA 94608

> **Re: LeapFrog Enterprises, Inc.**
> **Form 10-K**
> **Filed February 22, 2010**
> **File No. 001-31396**

Dear Mr. Chiasson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 11

1. We note your disclosure in the first paragraph of this section of "some of the risks and uncertainties" that can affect your financial performance. All material risks should be discussed in this section. In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Item 11. Executive Compensation, page 82

2. In future filings, please revise this section to incorporate the information under the heading "Summary Compensation Information" in the proxy statement or please advise. Refer to Item 402(c).

Equity Compensation Plan Information, page 83

3. Note 1 to the table lists a certain number of shares reserved for issuance (1,403,488, 4,125,384 and 566,030); however, these numbers do not add up to the 4,692,414 figure in the main table that they describe. Please advise.

Definitive Proxy Statement on Schedule 14A

Compensation Committee, page 31

4. We note your disclosure on pages 32 and 38 that your compensation consultant provided services for the compensation committee, as well as the nominating and corporate governance committee. In your future filings, please disclose the fees paid to the compensation consultant. Additionally, disclose whether the decision to engage the compensation consultant for these other services was made, or recommended, by management, and whether the compensation committee or the board approved such other services. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Use of Competitive Data, page 38

5. We note your disclosure that the "compensation committee directed [your compensation consultant] to conduct an analysis of the compensation of our executives using data compiled from the Peer Group, supplemented by data from the Radford 2008 High Technology Executive Compensation Survey." Please advise us whether benchmarking to the Radford 2008 High Technology Executive Compensation Survey is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Economic and Risk Considerations, page 39

6. We note your disclosure in response to Item 402(s) of Regulation S-K. Please tell us the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

William B. Chiasson
LeapFrog Enterprises, Inc.
June 16, 2010
Page 3

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any questions.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director

William B. Chiasson
Fax: (510) 420-5004